Exhibit (a)(1)

October 1, 2007

Dear Stockholder:

We are pleased to inform you that on September 17, 2007 Factory Card & Party Outlet Corp. (the “Company”) entered into an Agreement and Plan of Merger with Amscan Acquisition, Inc. (“Purchaser”) and Amscan Holdings, Inc. (“Parent”), pursuant to which Purchaser, a wholly-owned subsidiary of Parent, is today commencing a tender offer to purchase all of the outstanding shares of the Company’s common stock for $16.50 per share in cash, without interest. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, November 5, 2007. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of the Company common stock, which represents at least a majority of the total number of outstanding shares of the Company common stock on a fully-diluted basis. The tender offer will be followed by a merger, in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; and (iii) recommended that the Company’s stockholders tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the attached Schedule 14D-9 that accompanies this letter. Also accompanying this letter are Parent and Purchaser’s Offer to Purchase, dated October 1, 2007, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,

Gary W. Rada
President and Chief Executive Officer